Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was January 20, 2023.

Item 3 — News Release

The news release disclosing the material change was issued by the Company through the services of Canadian Newswire on January 20, 2023 and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

The Company announced that it closed the second tranche of its non-brokered offering of units of the Company (“Units”), which were offered and sold pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). The second tranche of the LIFE Offering was comprised of a single subscription by Marc Lustig, a non-independent director of the Company, for 102,152 Units for an aggregate subscription price of US$127,690. The subscription price was satisfied by the settlement of US$127,690 in debt owed by the Company to Mr. Lustig for certain consulting services previously rendered to the Company. The securities that were issued pursuant to the LIFE Offering are not subject to any statutory hold period in accordance with applicable Canadian securities laws.

The Company also announced that it closed a second tranche of its concurrent non-brokered private placement, of 757,172 Units on the same terms and at the same price as the LIFE Offering for aggregate gross proceeds of US$946,465 (the “Concurrent Offering”). The securities that were issued pursuant to the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Company announced that it closed the second tranche of its LIFE Offering of 102,152 Units at a price of US$1.25 per Unit for an aggregate subscription price of US$127,690. The second tranche of the LIFE Offering was comprised of a single subscription by Marc Lustig, a non-independent director of the Company, for 102,152 Units for an aggregate subscription price of US$127,690. The subscription price was satisfied by the settlement of US$127,690 in debt owed by the Company to Mr. Lustig for certain consulting services previously rendered to the Company.

Each Unit consisted of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles its holder to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue. The Units in the LIFE Offering were offered for sale to purchasers resident in Canada (except Quebec) and other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions, and are not subject to any statutory hold period in accordance with applicable Canadian securities laws. The Company may close additional tranches of the LIFE Offering provided that any final tranche will close no later than March 2, 2023.

The Company also announced it closed the second tranche of its Concurrent Offering of 757,172 Units on the same terms and at the same price as the LIFE Offering for aggregate gross proceeds of US$946,465. The securities issued pursuant to the second tranche of the Concurrent Offering are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

The Company intends to use the net proceeds for general working capital purposes.

As a result of the participation by Mr. Lustig, the LIFE Offering is considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of Mr. Lustig’s participation in the LIFE Offering was below 25% of the Company’s market capitalization for purposes of MI 61-101.

The following table sets out the effect of Mr. Lustig’s participation in the LIFE Offering on the percentage of securities of the Company beneficially owned or controlled by him, directly or indirectly.

Insider	Subscription Amount (US$)	Number of Units issued	Percentage (%) of issued and outstanding Common Shares prior to closing of the second tranches of the LIFE Offering and Concurrent Offering	Percentage (%) of issued and outstanding Common Shares held after closing of the second tranches of the LIFE Offering and Concurrent Offering
Marc Lustig	$127,690	102,152	Undiluted: 2.3% Diluted: 3.7%	Undiluted: 3.1% Diluted: 5.3%

The board of directors of the Company approved the participation of Mr. Lustig in the LIFE Offering, including his subscription agreement with the Company for the acquisition of Units. A special committee was not established in connection with the approval of the Concurrent Offering or the LIFE Offering and no contrary view was raised by any director with respect to the related party transaction. Mr. Lustig, a director of the Company, abstained from voting on the resolutions approving the Concurrent Offering and LIFE Offering with respect to his interest.

The Company did not file a material change report 21 days before the closing of the second tranche of the LIFE Offering as the participation therein by Mr. Lustig was not finalized until, or close to, the date of the closing of the second tranche of the LIFE Offering and the Company wished to complete the second tranche of the LIFE Offering in a timely manner.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Units in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Units, Common Shares, Warrants and common shares issuable on exercise of the Warrants (“Warrant Shares”) have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Units, Common Shares, Warrants and Warrant Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the “United States”) or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

January 26, 2023